Filed pursuant to Rule 433
Registration No. 333-134553

For Immediate Release	Media Contact:	Kerrie Cohen (212) 526-4092

	Investor Contact:	Ed Grieb (212) 526-0588

LEHMAN BROTHERS TO OFFER 3.0 MILLION SHARES OF
CONVERTIBLE PREFERRED STOCK

NEW YORK, March 31, 2008 — Lehman Brothers Holdings Inc. (NYSE: LEH) today announced that, in response to investor interest, it intends to offer 3,000,000 shares of Non-Cumulative Perpetual Convertible Preferred Stock.  Lehman Brothers also expects to grant the underwriter for the offering an option to purchase up to 450,000 additional shares of the Preferred Stock to the extent the underwriter sells more than 3,000,000 shares of the Preferred Stock in the offering.  The proceeds from this offering will be used to bolster the Firm’s capital and increase financial flexibility.

“Given the challenging environment and our previously stated view that it will likely continue the balance of the year, issuing convertible preferred is appropriate as it optimizes our funding and accelerates our plan to reduce leverage, and at the same time minimizes dilution to our shareholders,” said Erin Callan, managing director and chief financial officer of Lehman Brothers and a member of the Firm’s executive committee. “We also felt this was the right time as there was a window of opportunity in the market, as we have received significant interest from several key institutional investors, who have been strong supporters of the Firm over time.”

The Non-Cumulative Perpetual Convertible Preferred Stock, Series P, carries a par value of $1.00 per share and a liquidation preference of $1,000 per share (the “Preferred Stock”).

Upon conversion, the Preferred Stock will be convertible into shares of Lehman Brothers’ common stock, plus cash in lieu of fractional shares. The non-cumulative dividend rate, conversion rate and other terms are yet to be determined.  An application will be made to list the Preferred Stock on the New York Stock Exchange.  The offering of the Preferred Stock is being conducted as a public offering registered under the Securities Act of 1933.

Lehman Brothers Inc. is serving as sole book-running manager of this offering. The offering will be made under Lehman Brothers Holdings’ existing shelf registration statement filed with the Securities and Exchange Commission.

Lehman Brothers (ticker symbol: LEH), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high net worth individuals worldwide.  Founded in 1850, Lehman Brothers maintains leadership positions in investment banking, equity and fixed income sales, trading and research, private investment management, asset management and private equity.  The Firm is headquartered in New York, with regional headquarters in London and Tokyo, and operates in a network of offices around the world.  For further information about Lehman Brothers’ services, products and recruitment opportunities, visit the Firm’s Web site at www.lehman.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. These statements are not historical facts, but instead represent only the Firm’s expectations, estimates and projections regarding future events. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, which may include risks and uncertainties relating to market fluctuations and volatility, industry competition and changes in the competitive environment, investor sentiment, liquidity and credit ratings, credit exposures, operational risks and legal and regulatory matters. The Firm’s actual results and financial condition may differ, perhaps materially, from the anticipated results and financial condition in any such forward-looking statements and, accordingly, readers are cautioned not to place undue reliance on such statements. The Firm undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. For more information concerning the risks and other factors that could affect the Firm’s future results and financial condition, see “Risk Factors” in the prospectus supplement and accompanying prospectus relating to the offering and in the documents incorporated by reference therein.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

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